 **The Shift Film**
Published by Angel Studios ❓ · September 25 · 🌐



You're not the only one tired of seeking high-quality entertainment that you can feel good about watching.

The Shift is a powerful, feature film that is exciting to watch and beautiful to experience.

Click the link to express interest in investing in The Shift today:
www.angel.com/theshift



 **The Shift Film**
Published by Angel Studios ❓ · September 25 · 🌐



Audiences are comparing The Shift to the works of C.S. Lewis.

The Shift is a new allegory of a modern-day Job and his confrontation with the temptations and trials of the Devil.

Click the link to express interest in investing in The Shift today: www.angel.com/theshift





The Shift Film
Published by Angel Studios ❓ · September 25 · 🌐



Entertainment doesn't have to be full of filth.

Clean movies don't have to be boring or preachy.

Supporting The Shift is a vote for the present and future of compelling, clean, and uplifting feature films.

Click the link to express interest in investing in The Shift today:
www.angel.com/theshift



 **The Shift Film**
Published by Angel Studios  · September 25 · 🌐

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Industry veterans are saying the upcoming movie, The Shift, is the rare Christian movie that will appeal to anyone, regardless of their beliefs.

The Shift tells an original, sci-fi story that is compelling and inspiring that will change the way the world looks at Christian entertainment.

Click the link to express interest in investing in The Shift today: www.angel.com/theshift



 **The Shift Film**
Published by Angel Studios  · September 25 · 🌐

The majority of Americans identify as Christian, but you wouldn't know that from the movies Hollywood produces.

The Shift is a new movie that bucks that trend. Without ever coming across as preachy, the original story unapologetically invites people to strengthen their relationship with God.

Click the link to express interest in investing in The Shift today: www.angel.com/theshift

